Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sunshine Silver Mining & Refining Corporation:

We consent to the use of our report dated June 26, 2020, with respect to the consolidated balance sheets of Sunshine Silver Mining & Refining Corporation as of December 31, 2019 and 2018, the related consolidated statements of loss and comprehensive loss, shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado
October 16, 2020